Via Facsimile and U.S. Mail
Mail Stop 4720

January 20, 2010

Mr. Stefan Parker
Chief Financial Officer
American Bio Medica Corporation
122 Smith Road
Kinderhook, NY 12106

Re: American Bio Medica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 000-28666

Dear Mr. Parker:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                    Sincerely,

                                    Jim B. Rosenberg
                                    Senior Assistant Chief Accountant